Exhibit 99.2

Invitation

Annual General Meeting of Shareholders

Affimed N.V

Heidelberg, May 24, 2022

Dear Shareholder,

On behalf of Affimed N.V. (the “Company”), I invite you to attend the Annual General Meeting of Shareholders to be held on Wednesday June 22, 2022 (the “AGM”). The meeting will be held at the Radisson Blu Hotel, Amsterdam City Center, Rusland 17, 1012 CK Amsterdam, the Netherlands. The meeting will start at 9:00 hrs. CET.

The business to be conducted at this AGM is set out in the AGM agenda (the ’’Agenda’’), together with the explanatory notes to the Agenda. You can find the Agenda, other related documents and further information regarding registration and voting by proxy on our website at https://www.affimed.com/investors/. These documents are also available for inspection and can be obtained free of charge at the offices of the Company.

COVID-19 pandemic

Taking into account the current status of COVID-19 and release of restrictive measures in the Netherlands, the Company decided to hold a physical AGM in the Netherlands.

The Company keeps track of developments with respect to COVID-19. If, in the opinion of the Company or by governmental directive, a health or safety issue would arise in relation to the AGM, last-minute changes to logistics or venue including additional requirements or limitations in relation to the attendance in person, may be taken.

Record Date

The record date, which is the date for the determination of the shareholders entitled to vote at the AGM, is May 25, 2022 (the “Record Date”), which is the 28th day prior to the date of the AGM. Each ordinary share entitles its holder to one vote at the AGM.

Meeting attendance

Shareholders may attend the AGM if they (i) are a shareholder of the Company on the Record Date, (ii) are registered in the shareholders register of the Company on the Record Date, and (iii) have given notice in writing to the Company of their intention to attend the meeting prior to June 17, 2022, 18:00 hrs. CET. The notice must contain the name and the number of shares the person will represent in the AGM. All attendees must be prepared to show a valid proof of identity for admittance.

Shareholders of Record

A shareholder whose ownership is registered directly in the Company’s shareholder register on the Record Date (such a shareholder, a “Shareholder of Record”) and who wishes to be represented by a proxy must submit a signed proxy to the Company prior to June 17, 2022, 18:00 hrs. CET, to the following contact person via fax or email. A Shareholder of Record will receive a confirmation of receipt of proxy from the Company.

Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany

Attn: Susanne Spieler

Fax number: +49 6221 6743 649

Email: s.spieler@affimed.com

Beneficial Owners

A shareholder holding its shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such a shareholder, a “Beneficial Owner”) on the Record Date, must also have its financial intermediary or its agent with whom the shares are on deposit issue a proxy to it which confirms it is authorized to attend and vote at the AGM. A Beneficial Owner must (i) notify the Company of its intention to attend by submitting its name and number of shares beneficially owned in a notice in writing to the Company prior to June 17, 2022, 18:00 hrs. CET, and (ii) bring the proxy received from its financial intermediary to the AGM.

How to vote

A Shareholder of Record as of the Record Date may have its ordinary shares voted by submitting a proxy or may vote in person at the AGM.

A Beneficial Owner can vote his, her or its shares by following the procedures specified on his, her or its broker’s voting instruction form. Shortly before the AGM, the brokers will tabulate the votes they have received and submit one or more proxy cards to the Company reflecting the aggregate votes of the Beneficial Owners.

For further information, please contact Susanne Spieler, at Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany, fax number: +49 6221 6743 649, or via email s.spieler@affimed.com.

In view of COVID-19 and the safety measures that may be imposed, the Company may take precautionary measures to limit risks for our employees, shareholders and other stakeholders. The Company will inform shareholders of any such changes.

Yours sincerely,

On behalf of the Management Board,

A. Hoess

Chief Executive Officer